UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 6, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Micron Technology, Inc.

File No. 001-10658 - CF#28601

———————————————

Micron Technology, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 9, 2012, as amended.

Based on representations by Micron Technology, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.108	through July 9, 2022
Exhibit 10.110	through July 9, 2022
Exhibit 10.111	through July 9, 2022
Exhibit 10.112	through December 31, 2021
Exhibit 10.113	through April 6, 2017
Exhibit 10.114	through April 6, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel